Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Christopher Edwards

Re:	Aerovate Therapeutics, Inc. Registration Statement on Form S-1 Submitted June 9, 2021

File No. 333-256949

Ladies and Gentlemen:

On behalf of our client, Aerovate Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated June 21, 2021 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting a revised Amendment No. 2 to the Registration Statement (the “Amendment No. 2 Registration Statement”), together with this response letter.  The Amendment No. 2 Registration Statement also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amendment No. 2 Registration Statement (including exhibits) and a marked copy of the Amendment No. 2 Registration Statement showing the changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amendment No. 2 Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2 Registration Statement.

Registration Statement on Form S-1 Filed June 9, 2021

Prospectus Summary
Overview, page 1

1.	We note your response to comment 3. Please revise your disclosure to describe the serious adverse events that were observed during the Phase 3 trial conducted by Novartis.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 1 and 79 of the Amendment No. 2 Registration Statement in response to the Staff’s comment. In addition, the Company respectfully directs the Staff to its disclosure on pages 88-89 of the Amendment No. 2 Registration Statement regarding the adverse events and serious adverse events observed during the Phase 3 IMPRES trial conducted by Novartis.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813-8853

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:

Timothy P. Noyes, Chief Executive Officer

George Eldridge, Chief Financial Officer

Aerovate Therapeutics, Inc.

Alicia M. Tschirhart, Esq.

Goodwin Procter LLP

Peter N. Handrinos. Esq.

Wesley C. Holmes, Esq.

Latham & Watkins LLP